[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

April 5, 2013

Re:	Ingersoll-Rand Public Limited Company
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2013
File No. 001-34400

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Morris:

On behalf of Ingersoll-Rand Public Limited Company (“Ingersoll Rand”), we hereby submit the following response to your letter dated April 3, 2013, concerning Ingersoll Rand’s Preliminary Proxy Statement on Schedule 14A filed on March 15, 2013.

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Ingersoll Rand.

Item 5. Amend the Company’s Articles of Association …, page 18

1.     We note your disclosure on page 18 that shareholders’ approval of the proposed amendment to give the Board of Directors authority to declare non-cash dividends will allow you to effect a non-cash spin-off of your commercial and residential security businesses. We also note your disclosure on page 19 that the proposed spinoff, together with certain other corporate actions, will allow you to reduce your share capital to create a reserve. Please refer to Note A to Schedule 14A and provide us with an analysis explaining whether you are required to provide Item 14 information with respect to proposals 5 and 6.

We respectfully advise the Staff that we do not believe Ingersoll Rand is required to provide Item 14 information with respect to proposals 5 and 6 set forth in the Preliminary Proxy Statement because such proposals do not involve any other matter with respect to which information is called for by

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Item 14 of Schedule 14A. More specifically, for the reasons discussed below, we believe neither proposal 5 nor proposal 6 involve the contemplated separation of Ingersoll Rand’s commercial and residential security businesses.

First, Ingersoll Rand advises the Staff that its plan to spin off its commercial and residential security businesses is subject to further work on structure, management, governance and other significant matters and, as it has disclosed in the Preliminary Proxy Statement, its board of directors may decide not to separate the commercial and residential security businesses. Ingersoll Rand is not under any obligation to proceed with such a separation or subject to any penalty or other liability if it determines not to do so.

Second, Ingersoll Rand further advises the Staff that both proposal 5 and proposal 6 set forth in the Preliminary Proxy Statement would be included on the agenda for its 2013 annual general meeting of shareholders even if no separation of the commercial and residential security businesses was in contemplation. While Ingersoll Rand believes that its Board already has this authority, proposal 5 is designed to expressly authorize the board to declare non-cash interim dividends, which authority may (or may not) be utilized not only in connection with a potential separation of its commercial and residential security businesses, but also in connection with any number of other possible circumstances.1 Similarly, the capital reduction and creation of distributable reserves that are the subject of proposal 6 set forth in the Preliminary Proxy Statement are intended to allow for the payment of cash or non-cash dividends as well as share buy backs or redemptions and are not linked to any separation of Ingersoll Rand’s commercial and residential security businesses.2

Third, Ingersoll Rand advises the Staff that if it ultimately determines to proceed with a separation of its commercial and residential security businesses, it does not believe that its ability to do so is conditioned upon the approval by its shareholders of either proposal 5 or proposal 6 set forth in the Preliminary Proxy Statement. As noted above, Ingersoll Rand believes that its Board already has the authority to declare non-cash interim dividends. In addition, Ingersoll Rand advises the Staff that the level of distributable reserves it currently maintains is in excess of the amount that would be implicated by any non-cash dividend settled with the shares of a legal entity that would own its commercial and residential security businesses and also that there are alternative modes to increase distributable reserves other than the process contemplated by proposal 6 that do not require

[1]	By way of background, Ingersoll Rand advises the Staff that when it effected its 2009 reorganization incorporating its parent company in Ireland, Ingersoll-Rand Company Limited (the Bermuda-domiciled prior parent company) disclosed in its proxy statement relating to the special court-ordered meeting of its shareholders held to approve such reorganization that Ingersoll Rand’s articles would “authorize the directors to declare such dividends as appear justified from the profits of [Ingersoll Rand] without the approval of the shareholders at a general meeting,” that “[t]he dividends can be declared and paid in the form of cash or non-cash assets” and that any differences between the bye-laws of the prior parent company (which plainly permitted the Board to make non-cash dividends without the approval of shareholders) and the articles of association of Ingersoll Rand in this regard were “required due to differences between Irish law and Bermuda law with respect to distributions and dividends”. Accordingly, Ingersoll Rand believes that its shareholders already understand and intend that its board of directors has the authority to declare non-cash interim dividends and that proposal 5 set forth in the Preliminary Proxy Statement is merely clarifying in nature.

[2]

Ingersoll Rand respectfully notes that, contrary to the suggestion in the Staff’s comment, the contemplated separation of its commercial and residential security businesses is not an element of the capital reduction and share reserve creation process.

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shareholder approval. Similarly, Ingersoll Rand may also determine to effect a separation of its commercial and residential security businesses by a means other than a non-cash dividend.

Finally, Ingersoll Rand advises the Staff that Item 14 information with respect to any separation of its commercial and residential security businesses is not available, and not capable of being prepared at this time as fundamental determinations regarding how any such separation would be effected (if effected at all) have not been made.

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A written statement from Ingersoll Rand providing the acknowledgements requested by the Staff in its letter is transmitted herewith.

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Joseph McCann, Esq.

Ingersoll-Rand Public Limited Company

Robert L. Katz, Esq.

Barbara A. Santoro, Esq.